Item 77D - DWS Lifecycle Long Range Fund (a series of DWS Advisor Funds)

At a meeting held in October 2006, the
Board of Trustees of DWS Advisor Funds
approved the
following changes regarding DWS Lifecycle
Long Range Fund (the "Fund"):

Effective January 22, 2007, Northern Trust
Investments, N.A. no longer serves as a
subadvisor to
the Fund.  The management of the Fund's
assets allocated to US equities were
assumed by
Deutsche Investment Management Americas
Inc. (the "Advisor") and the Advisor
changed the
management of the US equity portion of the Fund from a passive equity strategy to an actively managed equity strategy.